As Filed with the Securities and Exchange Commission on November 4, 2002


                                       INVESTMENT COMPANY ACT FILE NO. 811-21201


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM N-2

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |X|
                               AMENDMENT NO. 1 |X|
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                       UBS PW TECHNOLOGY PARTNERS, L.L.C.
             (Exact Name of Registrant as Specified in its Charter)

                           1285 Avenue of the Americas
                          New York, New York 10019-6028
                    (Address of Principal Executive Offices)

       Registrant's Telephone Number, including Area Code: (212) 713-9036

                             MARK D. GOLDSTEIN, ESQ.
                            c/o UBS PaineWebber Inc.
                           1285 Avenue of the Americas
                          New York, New York 10019-6028
                     (Name and Address of Agent for Service)


                                    COPY TO:


                             Stuart H. Coleman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                          New York, New York 10038-4982


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This Registration Statement has been filed by Registrant pursuant to Section
8(b) of the Investment Company Act of 1940, as amended. However, interests in the Registrant are not being registered under the Securities Act of 1933, as amended (the "1933 Act"), since such interests will be issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investment in the Registrant may be made only by individuals or entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any interests in the Registrant.

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                                Explanatory Note

This filing is being made solely to include a fee table as part of the Fund's Registration Statement.

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                            SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.

Investor Transaction Expenses
   Maximum placement fee(1) (percentage of purchase amount)........   2.00%
   Maximum redemption fee..........................................    none

Annual Expenses (except for any interest expense,
   as a percentage of net assets attributable to interests)
   Management Fee..................................................   1.00%
   Other Fees......................................................    .18%
                                                                      -----

   Total annual expenses...........................................   1.30%
                                                                     =======

Annual Incentive Allocation........................................   5% of net
                                                                      profits(2)
Annual Performance Bonus...........................................   1% of net
                                                                      capital(2)

(1) Investors may be subject to a waivable placement fee of up to 2%. See "FEES AND EXPENSES--Placement Fee."

(2) Each of the Incentive Allocation and Performance Bonus (collectively, the "incentive-based allocations"), based on net profits, will be charged, as the case may be, in respect of an investor's capital account in the Fund. For purposes of calculating the incentive-based allocations, net profits will be determined by taking into account net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions. Investors who were not investors in PW Technology Partners, L.P. ("Tech LP"), the predecessor to the Fund, and those investors whose interests were not first acquired in exchange for partnership interests in Tech LP, will be subject to an Incentive Allocation. The Incentive Allocation will be made only with respect to net profits that exceed any net losses previously debited to the account of an investor which have not been offset by any net profits subsequently credited to the account of such investor adjusted for repurchases. Investors who acquired interests in the Fund as a result of the merger of the Fund and Tech LP, will be subject to a Performance Bonus. The Performance Bonus will be made only if, at the end of Measurement Period (as that term is defined in the Fund's Confidential Memorandum), the net profits allocated to the investor for the Measurement Period equal or exceed the Threshold Return. The "Threshold Return" is the amount that an investor would have earned for a Measurement Period if it had received an annualized rate of return of 20% on its opening capital account balance (appropriately adjusted for contributions, distributions and withdrawals) for such period. See "CAPITAL ACCOUNTS AND ALLOCATIONS--Incentive Allocations."

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund. The annual "Other expenses" shown above are estimated, based on net assets of the Fund of $733 million. For a more complete description of the various costs and expenses of the Fund, see "FEES AND EXPENSES."


                                                               EXAMPLE
                                                        1 YEAR        3YEARS
You would pay the following
expenses, including a placement
fee, and the Incentive
Allocation on a $1,000
investment, assuming a 5% annual
return:

With Placement Fee                                       $35           $66

Without Placement Fee                                    $15           $46


                                                               EXAMPLE
                                                        1 YEAR        3YEARS
You would pay the following
expenses, including a placement
fee, and the Performance Bonus
on a $1,000 investment, assuming
a 5% annual return:

With Placement Fee                                       $33           $60

Without Placement Fee                                    $13           $40


The example does not present actual expenses and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The Fund's offering costs are not reflected in the table or in the example. Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of November, 2002.

                                  UBS PW TECHNOLOGY PARTNERS, L.L.C.

                                  By:   PW Fund Advisor, L.L.C.
                                        Managing Member

                                  By:   /S/ MITCHELL A. TANZMAN
                                        ---------------------------------------
                                        Name:  Mitchell A. Tanzman
                                        Title: Authorized Representative